FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-138367

CONTACT:	JOSEPH MACNOW
(201) 587-1000

210 Route 4 East

Paramus, NJ, 07652

FOR IMMEDIATE RELEASE — April 21, 2009

Vornado Announces Release of Estimated Q1 2009 Results

PARAMUS, NEW JERSEY,..….Vornado Realty Trust (NYSE:VNO) announced today that it commenced a public offering for 12,500,000 of its common shares.  In connection with the commencement of the public offering, Vornado announced that although we have not completed the closing procedures that we are currently performing in connection with the preparation and filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, we currently estimate that our net income attributable to common shares for the quarter ended March 31, 2009 will be approximately $0.77 per diluted share, versus $2.38 per diluted share, for the quarter ended March 31, 2008. Net income for the quarter ended March 31, 2008 includes $6.0 million of net gains on sales of real estate, which includes our share of net gains on sales of real estate of partially-owned entities.  In addition, estimated net income for the quarter ended March 31, 2009 and net income for the quarter ended March 31, 2008 also include certain items that affect comparability which are listed in the table below.  The aggregate of the net gains on the sale of real estate and the items in the table below, net of allocation to redeemable noncontrolling interests, decreased our estimated net income attributable to common shareholders for the quarter ended March 31, 2009 by approximately $0.10 per diluted share and increased our net income attributable to common shareholders for the quarter ended March 31, 2008 by $1.55 per diluted share.  Estimated total revenue for the quarter ended March 31, 2009 was $682.0 million, compared to total revenue of $649.3 million for the quarter ended March 31, 2008.

We currently estimate that funds from operations attributable to common shares plus assumed conversions (“FFO”) for the quarter ended March 31, 2009 will be approximately $1.60 per diluted share, compared to $3.17 per diluted share for the quarter ended March 31, 2008.  Adjusting FFO for certain items that affect comparability which are listed in the table below, we currently estimate FFO for the quarter ended March 31, 2009 will be approximately $1.70 per share, compared to $1.61 per share for the quarter ended March 31, 2008.

	For the Quarter Ended March 31,
(Amounts in thousands, except per share amounts)	2009 (estimated)	2008
FFO attributable to common shares plus assumed conversions	$266,496	$527,880
Per Share	$1.60	$3.17
Items that affect comparability (income) expense:
Option surrenders	$32,600	$—
Alexander’s (reversal) accrual of stock appreciation rights compensation expense	(11,300)	205
Net gain on extinguishment of debt	(5,900)	—
Reversal of deferred income taxes initially recorded in connection with H Street acquisition	—	(222,174)
Net gain on sale of Americold	—	(112,690)
Write-off of pre-development costs	—	34,200
Derivative positions in marketable equity securities	—	18,362
Reversal of MPH mezzanine loan loss accrual	—	(10,300)
Marketable equity security-impairment loss	—	9,073
Costs of acquisitions not consummated	—	2,283
Other, net	2,800	1,663
	18,200	(279,378)
Americold’s FFO (net loss of $1,076) – sold on March 31, 2008	—	(6,098)
	18,200	(285,476)
Redeemable noncontrolling interests share of above adjustments	(1,544)	26,097
	$16,656	$(259,379)
Per share	$0.10	$(1.56)
FFO as adjusted for comparability	$283,152	$268,501
Per share	$1.70	$1.61

On January 1, 2009, we adopted FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP 14-1”).  FSP 14-1 was required to be applied retrospectively.  Accordingly, net income for the quarter ended March 31, 2008 has been adjusted to include $8.4 million of additional interest expense, net of allocation to redeemable noncontrolling interests.  In addition, in accordance with FASB Statement No. 128, Earnings Per Share, we have included 2.8 million additional common shares resulting from the March 12, 2009 common share dividend in the computation of net income and FFO per share retroactively to the quarter ended March 31, 2008.

FFO should not be considered as a substitute for net income or any other measure derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. A reconciliation of GAAP net income to FFO is set forth below:

	For the Quarter Ended March 31,
(Amounts in thousands)	2009 (estimated)	2008
Net income attributable to Vornado	$138,156	$403,838
Depreciation and amortization of real property	124,127	129,860
Net gains on sale of real estate		(580)
Proportionate share of adjustments to equity in net income of Toys to arrive at FFO:
Depreciation and amortization of real property	16,580	16,652
Income tax effect of above adjustments	(5,803)	(5,828)
Proportionate share of adjustments to equity in net income of partially owned entities, excluding Toys, to arrive at FFO:
Depreciation and amortization of real property	14,608	11,586
Net gains on sale of real estate	(173)	(5,422)
Redeemable noncontrolling interests share of above adjustments	(13,617)	(14,286)
FFO	273,878	535,820
Preferred share dividends	(14,269)	(14,275)
FFO attributable to common shares	259,609	521,545
Interest on 3.875% exchangeable senior debentures	6,362	6,283
Convertible preferred share dividends	525	52
FFO attributable to common shares plus assumed conversions	$266,496	$527,880

The table below sets forth estimated leasing and occupancy statistics for our businesses for the three months ended March 31, 2009 and actual leasing and occupancy statistics for our businesses for the year ended December 31, 2008:

(SQUARE FEET IN		Office			Merchandise Mart
THOUSANDS)	Total	New York	Washington	Retail	Office	Showroom
Three Months ended March 31, 2009:
Square feet leased	1,065	161	539	247	—	118
% increase in rent on relet space on a GAAP basis		8.3%	4.8%	10.6%	—	2.1%
Occupancy rate		95.9%	95.2%	91.9%	95.1%	90.1%
Year Ended December 31, 2008:
Square feet leased	5,775	1,246	2,152	1,022	493	862
% increase in rent on relet space on a GAAP basis		48.4%	17.7%	18.1%	4.3%	10.2%
Occupancy rate		96.7%	95.0%	92.1%	96.5%	92.2%

As of March 31, 2009, we had approximately $1.6 billion of cash and cash equivalents and approximately $1.8 billion available under our unsecured revolving credit facilities.

During the first quarter of 2009, the Company repurchased approximately $81 million of its unsecured debt securities and $47 million of secured debt securities, recognizing a net gain of $5.9 million.

On April 7, 2009, we completed a $75 million financing of 4 Union Square South, Manhattan, a 203,000 square foot, fully-leased retail property.  This interest-only loan has a rate of LIBOR plus 3.25% (3.78% currently) and matures in April 2012 with two one-year extension options.  The property was previously unencumbered.

On March 31, 2009, on a voluntary basis, our nine senior executive officers surrendered options granted to them during 2007 and 2008 and the 2008 outperformance plan awards.  As a result we recorded a $32.6 million charge in the first quarter of 2009, which is an acceleration of charges that would have been recognized in the future.

Based on Lexington Realty Trust’s March 31, 2009 closing share price of $2.38, the market value (“fair value” pursuant to SFAS 157) of our investment in Lexington Realty Trust was $38.4 million, or $39.3 million below the carrying amount on our estimated consolidated balance sheet as of March 31, 2009.  In addition, at March 31, 2009, the market value of our marketable equity securities portfolio was $79.2 million, or $41.4 million below the carrying amount on our estimated consolidated balance sheet as of such date. We have concluded that the declines in the value of these investments are not “other-than-temporary” and, accordingly, the preliminary income statement and FFO data shown above does not include a charge for such declines.

Vornado has filed a registration statement, including a prospectus dated November 1, 2006, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement, when available, and the other documents that Vornado has filed with the SEC for more complete information about Vornado and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Vornado, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch & Co., at 1-(866)-500-5408 or J.P. Morgan Securities Inc., at 1-(866)-430-0686.

Vornado Realty Trust is a fully-integrated equity real estate investment trust.

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Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include the estimated results for our quarter ended March 31, 2009. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Vornado to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks associated with the timing of and costs associated with property improvements, financing commitments, general economic conditions and general competitive factors, as well as the risks detailed in Vornado’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission.